Exhibit 99.1

Newly Appointed ElectraMeccanica CEO, Paul Rivera’s First, Exclusive Interview on Company’s Vision and Goals

VANCOUVER, British Columbia, Aug. 14, 2019 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("Meccanica" or the "Company"), a designer and manufacturer of electric vehicles, announced today that the Company’s newly appointed Chief Executive Officer, Mr. Paul Rivera, has had his first exclusive interview after joining the company August 12, 2019. Mr. Rivera was joined by Company Chief Financial Officer, Ms. Bal Bhullar, in an interview by Steve Darling of Proactive Investors.

Mr. Rivera, with more than 25 years of experience in the automotive industry, provided his perspective on the Company goals, priorities and the vision of Meccanica. To watch the complete interview, please click here, or visit the company’s investor relations website at https://investors.electrameccanica.com/media.

Excerpts (paraphrased) from the interview include:

“In my previous role as President with Ricardo we were working with ElectraMeccanica for different projects… The SOLO was an exciting concept for us… The Tofino is also very exciting… so I became very excited right from the get-go.”

“I was brought in because of the background I have around vehicle development and understanding what’s required from A-to-Z when putting a car on the road… and that’s the point we are right now.”

Prior to joining Meccanica, Mr. Rivera most recently served as President of Ricardo, USA, a division of Ricardo, PLC (LON: RCDO), a 100-year-old global engineering, strategic, and environmental consultancy business. For a complete bio, please click here.

Mr. Rivera continues… “I think the best way to describe where we are today as a Company is we’re entering the period where we’re execution based…  Up until today it’s been all about the development of the prototypes… taking the concept to a point that we’re going to put it into production. We’re at that point where we want to build shareholder wealth and build a Company based on putting an exciting product on the road that’s safe and reliable.”

CFO Ms. Bal Bhullar concluded, “We have done a proof of concept for over two years. We have proved the technology of the vehicles and now it’s about scaling up.”

To see the complete Proactive Investor interview, please click here, or visit the company’s investor relations website at https://investors.electrameccanica.com/media.

About Electrameccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, as well as the Tofino, an elegant high-performance two-seater electric roadster sports car. Both vehicles are tuned for an incredible driving experience while making your commute more efficient, cost-effective and environmentally friendly. Intermeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 60 years. For more information, visit www.electrameccanica.com.

Forward Looking Statements
Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential”, “suggests” or variations of such words or phrases, or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of risks and uncertainties beyond the Company’s control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.

Media Contact:
Sean Mahoney
(310) 867-0670
sean@ElectraMeccanica.com

Investor Relations:
Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
greg.falesnik@mzgroup.us
www.mzgroup.us

Source: Electra Meccanica Vehicle Corp

Released August 14, 2019